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   April 5, 2021

       Wei Sun
       Chief Financial Officer
       TD Holdings, Inc.
       Room 104, No. 33 Section D, No. 6
       Middle Xierqi Road,
       Haidian District, Beijing, China 100085

                                                        Re: TD Holdings, Inc.
                                                            Form 8-K
                                                            Filed March 29,
2021
                                                            File No. 001-36055

       Dear Mr. Sun:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




   Sincerely,


   Division of Corporation Finance

   Office of Finance